UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 26, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer



RESULTS

Santander

3RD QUARTER 2022
(BR GAAP)

Disclaimer

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S,A, ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar effect.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or related damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification to business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Agenda

1 **Strategy Update**

2 3Q22 Results Highlights

3 Takeaways


Santander
Santander

Key messages:



Ability to predict credit cycles and anticipate trends

Results on individuals currently under pressure, a natural part of a continuous growth cycle

We have one of the most powerful platforms for individuals and, at the right time, we will accelerate

Selic rate decline and consumption recovery will once again **spur our consumer finance unit, the largest in the country**

Balance sheet quality and business diversification continue to improve

Historic performance in Companies and ongoing investments **to become the leading platform in Brazil**

We will remain the industry's efficiency benchmark – obsessive focus on cost to serve

Quarter recap:

(i) Current Challenging **moment**

(ii) Resumption of growth in 2023, with quality and costs under control

(iii) Growth opportunities through customer acquisition and loyalty, as well as business expansion

Current period with lower revenues given the selective credit policies and negative sensitivity in markets linked to loan loss allowance still at a challenging stage of the cycle


Santander

Growth will resume in 2023:

By credit expansion

Due to lower delinquencies

By costs remaining under control

Net Interest Income

R$ 39.3 billion 9M22
-5% YoY

Customers NII
Mix and pricing adjustment, and selective credit policies

R$ 42.3 billion
+26% YoY

Market activities NII
Yield curve sensitivity should continue to exert more pressure next year

Fees

R$ 14.2 billion 9M22
+2% YoY

An expanded offering offsets the effect of a lower loan volume, despite associated fees

Linked to credit operations

Credit operations	Related insurance	Asset appraisals
-5% YoY	-12% YoY	-16% YoY

Net profit

R$ 3.12 billion 3Q22


ROAE
16.9%
19.9%
21.3%
21.1%
21.2%
19.0%
2017
2018
2019
2020
2021
9M22

Credit policies focused on anticipating cycles...

Allowance for Loan Losses

Deterioration is occurring as predicted, **and credit indicators are still under pressure, but displaying signs of stability**

R$ 16.6 billion 9M22

+63% YoY

Share of old vintages in the allowance for loan losses



82%
29%
Jan/22
Sep/22

Loss **Recovery** Revenue

R$ 2.3 billion 9M22

NPL ratio
at controlled levels



15 - 90 days
4.1%
3.1%
3.4%
4.2%
4.2%
4.3%
90 days
3.0%
2.1%
2.4%
2.9%
2.9%
3.0%
3Q19
3Q20
3Q21
1Q22
2Q22
3Q22

New vintages possess an adequate and controlled profile

64% **Collateralized** individuals loan portfolio

51% share of originations from 4Q21 in the overall portfolio

AA-B Rating

Old vintages	New vintages (from Jan/22)
79%	85%

...leading to healthy growth through the macro cycle

Cost of credit (12 months)

Loan loss allowance results on credit portfolio with endorsements and sureties



3.7%
3.2%
3.2%
3.6%
3.6%
2.5%
2015
2016
2017
2018
2019
2020
2021
2Q22
Santander
Competitor A
Competitor B



Origination
Total

R$ 40 billion/month

+13% origination **QoQ,** including

+21% AA rating QoQ

Performance of new vintages[1]

	Old vintages	New vintages
NPL 90	4.0%	1.5%
NPL 15-90	4.9%	3.5%

Over 30 M3[2]	Dec 21	Jun 22	YoY
Personal Loans	5.3%	3.0%	-230bps
Auto loans to individuals	6.4%	4.6%	-180bps
Cards	4.9%	3.1%	-180bps

Loss Absorption[3]

Base 100

Personal loans



100
87
93
127
133
3Q21
4Q21
1Q22
Jun/22
Jul/22

Auto loans



100
76
88
100
112
3Q21
4Q21
1Q22
Jun/22
Jul/22

[1] New vintages considers credits originated from Jan/22 [2] Contracts over 30 days delinquent with a minimum 3-month term [3] The figure represents the number of times that net interest income is capable of absorbing losses, calculated as follows: Net Interest Income + Fees/Loan Loss Provision



Clear growth opportunities

Based on the following pillars:

- **Customer** acquisition and loyalty
- Revenue and **business** expansion

Good customer growth and focus on loyalty and profitability



Customers
(Million)


51.8
29.7
7.5
56.1
31.1
8.5
57.7
31.5
8.6
+11% YoY
+6% YoY
+14% YoY
Sep/21
Jun/22
Sep/22
Total
Active
Customers with 6 or more products

Loyalty/Active individual account holders

50%
Sep/22

Revenues
(Total)

+15% YoY
Total customers

+26% YoY
Active customers

+34% YoY
Revenue from **loyal customers**, with revenue **5x higher** than non-loyal ones

Cost to serve
customers acquired digitally (R$)

-37% YoY


28.4
19.5
17.8
3Q21
2Q22
3Q22

NPS
Measured daily across all key businesses

70 points
Onboarding

Mortgage
78 points

"Consórcios"
89 points

Cards
80 points

Investment Advisory
67 points

Expansion of our business

Through the effective connection of our ecosystem and the ever-growing loyalty of our customers

18
billion (+4% YoY)
Transactions/month

Digital channels
535
million (+12% YoY)
Total visits/month

Open finance
2.4
million
(from aug/21)
Inbound active consents


SX TOOLS
SXNEGÓCIOS
AQUANIMA
1ST
SXINTEGRA
Santander Select
Santander Corporate & Investment Banking
Santander Van Gogh
universia
Santander Asset Management
Santander
Santander Negócios & Empresas
Santander Securities Services
Teatro Santander
FAROL
033 rooftop
webmotors
loop
PSA
S4F
BANCO RCI
sim
Hyundai Capital
Santander Financiamentos
emDia
PROSPERA
car10
olé
Return
TORO
ben
Esfera
Santander Seguros
help!
Auto Compara
Santander Auto

Opening new accounts through the ecosystem

Consumer Finance
109 thousand/quarter

Prospera
96 thousand/quarter

Organic and inorganic expansion, **12 acquisitions and partnerships** over the past two years

Strengthening our offer...



Companies

Best year in history for companies:

SMEs

Record customer acquisition via digital channels: : 31 thousand/month

Individual Micro Entrepreneurs (MEI): launch of **ComFiança**, which provides unpaid rental guarantees and personal accident insurance

SXINTEGRA for SMEs
R$ 4.8 billion in prepayments/month (+50% QoQ) and reaches 50% of the Bank's prepayments[1]

Wholesale

FX: leadership, with 12% of market share in volume traded

Agribusiness: the country's largest agricultural commodities hedging desk and leader in CBIOs, with a 54% market share

Cash Management: best bank in Brazil and Latin America, according to Global Finance

Investment

Santander AAA

Revolutionizing the concept of investment advisory

350 advisors

Ambition of **1,300** by 2Q23

9 regional hubs

Ambition of **30 hubs** by 2Q23

TORO

1.1 million (+85% YoY)
Total customers

6.5 million (+190% YoY)
Unique visits/month

R$ 9.5 billion (+95% YoY)
AuC in 3Q22

Insurance

R$ 7.9 billion in Premiums in 9M22, +33% in 2 years

with **ambition of R$ 15 billion** in premiums in 2023

Leadership among individuals, with 13% market share in premiums

Credit life insurance
Product Penetration **Rate of 64%,** market benchmark

[1] Confirming operations

... to expand our profitability across more businesses

Santander Select

We have redefined the segment according to customer preference

Ambition: 1 million customers in 2023
(600 thousand in Sep/22)

Select customer revenue is 8x higher than retail individual customers

"Consórcios"

R$ 11 billion origination in 9M22 (+37% YoY), ambition of R$ 18 billion in 2023

R$ 30 billion portfolio
(+17% YoY)

Market benchmark for payouts: 36% of the active portfolio over the last 24 months

Payroll Loans

Origination market share hits 17% in Aug/22 (+2.8 p.p. from Mar/22)

Record origination of R$ 3.1 billion/month, in 2022

R$ 58 billion portfolio and ambition of +26% in 2023

Agribusiness

R$ 34 billion (+38% YoY) portfolio, ambition of R$ 50 billion by Dec/23

Portfolio growth of 30% p.a. since 2015

Market share growth from 2% in 2015 to 6% in Sep/22

Consumer Finance

Market share of 23% among individuals, with ambition of 25% in 2023

Rebound in origination with 20% of market share in Sep/22

Webmotors: the country's largest platform, receiving 27 million visits/month

Agenda

1 Strategy Update

2 **3Q22 Results Highlights**

3 Takeaways


Santander

Results

(R$ million)	3Q22	3Q22 x 2Q22	9M22	9M22 x 9M21
Net Interest Income	12,598	-1.4%	39,311	-5.2%
Fees	4,734	-3.0%	14,233	2.4%
Total Revenues	**17,332**	**-1.8%**	**53,544**	**-3.3%**
Allowance for Loan Losses	-6,209	8.1%	-16,566	63.0%
General Expenses	-5,691	4.8%	-16,656	6.8%
Others	-2,078	31.1%	-6,492	-36.6%
Profit Before Taxes	**3,354**	**-31.5%**	**13,830**	**-28.6%**
Taxes and Minority Interest	-232	-71.4%	-2,619	-62.1%
NET PROFIT	**3,122**	**-23.5%**	**11,211**	**-10.1%**

	Efficiency Ratio	Recurrence Ratio	ROAA	ROAE
9M22	35.7% +1.2 p.p. YoY	85.5% -3.7 p.p. YoY	1.5% -0.2 p.p. YoY	19.0% -2.5 p.p. YoY
3Q22	37.4% +3.5 p.p. QoQ	83.2% -6.7 p.p. QoQ	1.3% -0.4 p.p. QoQ	15.6% -5.2 p.p. QoQ

Bis Ratio

14.5%

CET1

11.3%

NII

YoY NII customer growth. Market NII impacted by negative sensitivity to upward yield curve movements

(R$ million)	3Q22	3Q22 x 2Q22	9M22	9M22 x 9M21
Customers	**14,143**	***-1.0%***	**42,285**	***26.2%***
Product NII	13,254	*-2.2%*	39,961	*20.8%*
Volume	490,437	*3.6%*	478,273	*7.9%*
Spread (p.a.)	10.7%	*-0.76 p.p.*	11.2%	*1.20 p.p.*
Market activities	**(1,545)**	***2.1%***	**(2,974)**	***n.a.***
Net Interest Income	**12,598**	***-1.4%***	**39,311**	***-5.2%***

Net interest income
(R$ million)



Spread (p.a.)
Market activities
Customers NII
10.0%
9.9%
10.0%
11.3%
11.5%
10.7%
2,738
2,286
2,925
84
-1,513
-1,545
10,687
11,138
11,691
13,854
14,288
14,143
1Q21
2Q21
3Q21
1Q22
2Q22
3Q22

Portfolio

Strong quarterly growth

(R$ million)	Sep/22	*Sep/22 x Jun/22*	*Sep/22 x Sep/21*
Individuals	220,417	*2.4%*	*11.0%*
Consumer finance	67,928	*1.5%*	*4.8%*
SMEs	64,508	*3.0%*	*5.9%*
Corporate	131,399	*6.1%*	*4.3%*
Total[1]	**484,252**	***3.4%***	***7.5%***
Other transactions[2]	81,658	*9.7%*	*7.1%*
Expanded portfolio	**565,910**	***4.2%***	***7.5%***



(R$ billion)
+8%
+3%
450.3
13.5%
28.0%
14.4%
44.1%
468.5
13.4%
26.4%
14.3%
45.9%
484.3
13.3%
27.1%
14.0%
45.5%
Sep/21
Jun/22
Sep/22
Individuals
Consumer Finance
Corporate
SMES
64%
Portfolio Sep/22
Collateralized individuals loan portfolio + payroll loans/overall individuals loan portfolio

Liquidity/funding

continually improving



(R$ billion)
+14%
+3%
474.9
38.4
286.2
65.2
85.1
523.7
41.3
308.5
61.4
112.4
539.2
39.5
311.0
60.2
128.5
Sep/21
Jun/22
Sep/22
Loan to deposit
89.8%
-5.0p.p. YoY
Demand deposits
Savings deposits
Time deposits
Financial bills and others³

Capital



14.3%
12.0%
14.2%
11.1%
14.5%
11.3%
Sep/21
Jun/22
Sep/22
Bis Ratio
CET1

[1]Disregarding exchange rate fluctuations, the total loan portfolio would have increased by 3.1% QoQ and 7.6% YoY. Meanwhile, the corporate portfolio would have expanded by 5.2% QoQ and 4.5% YoY [2]Including debentures, credit rights investment funds ("FIDC"), real estate receivables certificates ("CRI"), international distribution promissory notes, promissory notes, and guarantees [3]Including debentures, real estate credit notes ("LCI"), agricultural credit notes ("LCA"), secured real estate notes ("LIG") and certificates of structured operations ("COE")

Fees

Impacted by credit appetite YoY and lower transactions QoQ

(R$ million)	3Q22	*3Q22 x 2Q22*	9M22	*9M22 x 9M21*
Cards	1,342	*-4.3%*	4,072	*18.4%*
Current account	949	*-2.4%*	2,880	*-0.7%*
Insurance	912	*9.9%*	2,485	*-2.7%*
Asset management and "Consórcios"	266	*-20.3%*	921	*-9.1%*
Credit operations	386	*4.9%*	1,088	*-5.0%*
Collection services	355	*-0.7%*	1,073	*-3.1%*
Securities brokerage and placement	343	*-13.7%*	1,113	*-1.3%*
Others	182	*-17.9%*	601	*-1.3%*
Total	**4,734**	***-3.0%***	**14,233**	***2.4%***

Fee revenues
(R$ million)



4,367
4,700
4,831
4,617
4,882
4,734
1Q21
2Q21
3Q21
1Q22
2Q22
3Q22

Costs

Increased below inflation, by 7% YoY

General expenses

(R$ million)	3Q22	*3Q22 x 2Q22*	9M22	*9M22 x 9M21*
Personal	2,540	*6.3%*	7,423	*11.0%*
Administrative	2,465	*3.3%*	7,239	*2.6%*
Depreciation and Amortization	685	*4.6%*	1,994	*7.8%*
Total	**5,691**	***4.8%***	**16,656**	***6.8%***

12-month average **inflation: 10.44%**

Efficiency ratio



34.3%
33.8%
35.7%
36.0%
33.9%
37.4%
1Q21
2Q21
3Q21
1Q22
2Q22
3Q22

Portfolio Quality

Flat NPL and cost of credit still under pressure

NPL Ratios



15 - 90 days
5.7%
4.6%
5.0%
5.0%
5.9%
5.9%
6.1%
4.1%
3.1%
3.4%
3.5%
4.2% 4.2% 4.3%
1.7%
1.2%
1.2%
1.4%
1.9%
1.9%
1.9%
3Q19 3Q20 3Q21 4Q21 1Q22 2Q22 3Q22
90 days
4.1%
3.0%
3.3%
3.6%
4.0%
4.1%
4.3%
3.0%
2.1%
2.4%
2.7%
2.9% 2.9% 3.0%
1.5%
0.9%
1.3%
1.3%
1.4%
1.1%
1.3%
3T19 3T20 3T21 4T21 1T22 2T22 3T22
Individuals
Total
Corporate & SMEs

Allowance for loan losses (R$ million) **and Cost of credit** (%)



CC 3 months
2.6% 2.7% 2.9% 3.5% 4.3% 4.5%
CC 12 months
2.7% 2.6% 2.7% 3.0% 3.4% 3.8%
3,161 3,325 3,676 4,612 5,745 6,209
3,914 4,071 4,798 5,352 6,469 7,064
-753 -746 -1,122 -740 -724 -854
1Q21 2Q21 3Q21 1Q22 2Q22 3Q22
Provisions for loan losses
Recovery of written-of loans
Cost of Credit (CC)

Coverage Ratio

Over 90 days



248%
224%
226%
3Q21
2Q22
3Q22

Agenda

1 Strategic Update

2 3Q22 Results Highlights

3 **Takeaways**


Parada Santander

Takeaways


Santander

1 Currently

Reflecting the **credit cycle anticipation strategy** implemented since 4Q21:

(i) Lower credit margin given credit decisions and market NII still under pressure given negative sensitivity to rates

(ii) Allowance for loan losses remains in a challenging phase of the cycle, as expected, and **NPL with already stable signs for 3 quarters**

2 Resuming growth in 2023

(i) Loan expansion, combined with mix adjustment

(ii) Reduced NPL

(iii) Costs remaining under control

3 Growth opportunities

(i) Customer acquisition and loyalty: sustainable customer base growth, with focus on NPS and ccost-to-serve reduction

(ii) Revenue and businesses expansion as growth levers, optimizing our ecosystem through greater cross-selling

(iii) Keep bringing down cost of credit, with new vintages already showing good performance indicators